UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-30574
CUSIP NUMBER: Y0019U 10 6

(Check One)
[ ] Form 10-K	[ X ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR
[ ] Form N-CSR

For Period Ended: February 28, 2010

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Allships Ltd.
Full Name of Registrant

Omninet International Ltd.
Former Name if Applicable

80 Kifissias Avenue
Address of Principal Executive Office (Street and Number)

Maroussi, Athens-15125, Greece
City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)                                      [ X  ]

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Allships Ltd. (the "Company") is unable to file, without unreasonable effort or expense, its annual report on Form 20-F for the year ended February 28, 2010 (the "Annual Report") because the Company is unable to finalize the audited financial statements without unreasonable expense or effort.

The Company is finalizing the audited financial statements and the Company intends to file the Annual Report, along with the audited financial statements as promptly as practicable, and expects that such filing will be made on or before the 15th calendar day following the prescribed due date of the Company's Annual Report.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

George Economou	011-30	210 809 0570
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[ X ] Yes [    ] No

(3) Is it anticipated that any significant change in results from operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[    ] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Allships Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorised.

Date:	August 30, 2010	By:	/s/ Elpiniki Fotiou
Elpiniki Fotiou
(Chief Financial Officer, Secretary and Director)

SK 25630 0003 1123163